ACTIVE HEALTH FOODS, INC.

633 West Fifth Street, Unit 2826

Los Angeles, CA 90071

December 9, 2021

VIA EDGAR UPLOAD

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Active Health Foods, Inc. File No.: 024-11717 Offering Statement on Form 1-A

To The Division:

On behalf of Active Health Foods, Inc. (the “Company”), I hereby request qualification of the above-referenced Offering at 4:00 p.m., Eastern Time, on Monday, December 13, 2021, or as soon thereafter as is practicable.

In making this request, the Company acknowledges that:

•     Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•     The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

•     The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Glen Bonilla

CEO